EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT OF
CELLCO PARTNERSHIP

I, Jon Ransegnola, certify that:

(a) A review of Cellco Partnership’s activities and of its performance under the Transfer and Servicing Agreement, dated as of May 25, 2021, as amended (the “Transfer and Servicing Agreement”), among Verizon ABS II LLC, as depositor, Cellco Partnership d/b/a Verizon Wireless, as servicer (in such capacity, the “Servicer”), marketing agent and custodian, and Verizon Master Trust, as issuer, during the period from January 1, 2024 to December 31, 2024 has been made under my supervision.

(b) To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Transfer and Servicing Agreement in all material respects throughout the period from January 1, 2024 to December 31, 2024.

March 31, 2025

By:	/s/ Jon Ransegnola
Jon Ransegnola
Assistant Treasurer
Cellco Partnership, as Servicer of Verizon
Master Trust